Filed by Kforce Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Hall, Kinion & Associates, Inc.

Commission File No. 000-22869

Press Release dated March 11, 2004

In connection with the proposed merger, Kforce Inc. (“Kforce”) filed with the Securities and Exchange Commission a registration statement on Form S-4 on December 24, 2003 and an amendment to the registration statement on Form S-4 on February 9, 2004. The registration statement included a joint proxy statement of Hall, Kinion & Associates, Inc. (“Hall Kinion”) and Kforce for a meeting of Hall Kinion’s stockholders to consider and vote upon the proposed merger and for a meeting of Kforce’s shareholders to consider and vote upon the issuance of shares of Kforce in the proposed merger. The registration statement also serves as a prospectus of Kforce with respect to the shares of Kforce to be distributed to shareholders of Hall Kinion pursuant to the proposed merger. Kforce will file an additional amendment to the registration statement on Form S-4 prior to any mailing of the joint proxy statement/prospectus to the Hall Kinion stockholders and the Kforce shareholders.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT KFORCE, HALL KINION, THE PROPOSED MERGER AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY THE COMPANIES AT THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV.

In addition to the joint proxy statement/prospectus, both Kforce and Hall Kinion file annual, quarterly and special reports, proxy statements, registration statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Kforce or Hall Kinion at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Kforce’s and Hall Kinion’s filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

Kforce, Hall Kinion and their respective executive officers and directors may be deemed to be participants in a solicitation of proxies from stockholders of Kforce and Hall Kinion with respect to the transactions contemplated by the merger agreement. A description of any interests that Kforce’s or Hall Kinion’s directors and executive officers have in the proposed merger is available in the joint proxy statement/prospectus. Information regarding Hall Kinion officers and directors is included in Hall Kinion’s Proxy Statement for its 2003 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 11, 2003. Information regarding Kforce officers and directors is included in Kforce’s Proxy Statement for its 2003 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on April 21, 2003.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on managements’ current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release include statements about future financial and operating results and the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Hall Kinion’s business will not be integrated successfully with that of Kforce, costs related to the merger, market acceptance, litigation and other risks identified in Kforce’s and Hall Kinion’s filings with the Securities and Exchange Commission. Kforce and Hall Kinion are under no obligation to (and expressly disclaim any such obligation to) update or alter these forward-looking statements whether as a result of new information, future events or otherwise.

On March 11, 2004, Kforce issued the following press release:

* * *

Kforce Inc.

1001 East Palm Ave.

Tampa, FL 33605

(NASDAQ: KFRC)

AT THE FIRM

Michael Blackman

Vice President – Investor Relations

813-552-2927

Derrell Hunter

Chief Financial Officer

813-552-2770

KFORCE COMMENTS ON HALL KINION MERGER

TAMPA, FL – March 11, 2004 – Kforce Inc. (NASDAQ: KFRC), a professional staffing firm, announced that it has today filed its Form 10-K which included the following disclosures:

Kforce has notified Hall Kinion that it believes certain conditions exist or will exist that have or will have a material adverse effect on Hall Kinion. Hall Kinion has informed Kforce that it disagrees with Kforce’s position, has suspended Kforce’s access to its personnel and has requested that Kforce’s board of directors confirm its intention to recommend the proposed transaction to the Kforce shareholders. At a March 10, 2004 special meeting of Kforce’s board of directors concerning the transaction, the board considered Hall Kinion’s request, but did not reconfirm its intention to recommend the proposed merger to Kforce shareholders. Accordingly, Kforce believes that there is a great deal of uncertainty relating to the proposed merger and that there can be no assurance that it will be consummated. If a merger does proceed, the terms may be substantially revised.

Kforce has incurred costs associated with this potential transaction that would be included in the purchase price if a merger were to occur. Capitalized costs amounted to approximately $1.5 million at December 31, 2003, and together with such costs incurred during the first quarter, may exceed $2.5 million. Costs that otherwise would have been includable in the purchase price, would be charged to expense in the quarter during which it is determined that a merger is not likely to proceed, if such determination is made. Additionally, as expected, integration planning expenses are being incurred in the first quarter that, together with the potential write-offs described above, could result in aggregate merger-related charges exceeding $3.5 million.

About Kforce

Kforce (NASDAQ: KFRC) is a professional staffing firm providing flexible and permanent staffing solutions for organizations in the skill areas of information technology, finance & accounting, pharmaceutical, healthcare and scientific. Backed by more than 1,000 staffing specialists, Kforce operates in more than 40 markets in North America. For more information, please visit our Web site at www.kforce.com.

Certain of the above statements contained in this press release are forward-looking statements that involve a number of risks and uncertainties. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. Factors that could cause actual results to differ materially include the following: business conditions and growth in the staffing industry and general economy; competitive factors, risks due to shifts in the market demand, including, without limitation, shifts in demand for our Health and Life Sciences, Finance and Accounting and Information Technology Groups, as well as the market for search and flexible staffing assignments; changes in the service mix; ability of the Firm to complete acquisitions; and the risk factors listed from time to time in the Firm’s reports filed with the Securities and Exchange Commission, as well as assumptions regarding the foregoing. In particular, any statement related to Kforce’s expected revenues or earnings or Kforce being well positioned for future profitability and growth are forward-looking statements. The words “should,” “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan” and similar expressions and variations thereof identify certain of such forward-looking statements, which speak only as of the dates on which they were made. Additionally, any statements related to future improved performance and estimates of revenues and earnings per share are forward-looking statements. The Firm undertakes no obligation to publicly update or revise any forward-looking statement. As a result, such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those indicated in the forward-looking statements as a result of various factors. Readers are cautioned not to place undue reliance on these forward-looking statements.